Absolute Software to Host Financial Analyst Day on September 13, 2022

VANCOUVER, British Columbia and SAN JOSE, Calif. — August 11, 2022 — Absolute Software™ (NASDAQ: ABST) (TSX: ABST), the only provider of self-healing, intelligent security solutions, today announced that the company will host a financial analyst meeting in New York City on Tuesday, September 13, 2022. Registration will begin at 9:00AM (ET) with keynotes starting at 10:00AM (ET).

Attendees will hear from Absolute’s President and Chief Executive Officer, Christy Wyatt, and several members of the leadership team who will provide an overview of the company's market opportunities, business drivers, new product innovations, go-to-market strategy, and a financial update. The meeting will also include a live question and answer session with Absolute’s executive team.

This event is by invitation only and registration is required. Investment professionals interested in attending the event in-person can request an invitation by contacting Absolute Investor Relations at IR@absolute.com.

Interested parties may access a live webcast and replay of the event via the Absolute Investor Relations website.

About Absolute Software
Absolute Software (NASDAQ: ABST) (TSX: ABST) is the only provider of self-healing, intelligent security solutions. Embedded in more than half a billion devices, Absolute is the only platform offering a permanent digital connection that intelligently and dynamically applies visibility, control and self-healing capabilities to endpoints, applications, and network connections - helping customers to strengthen cyber resilience against the escalating threat of ransomware and malicious attacks. Trusted by more than 17,000 customers, G2 recognized Absolute as a leader for the tenth consecutive quarter in the Summer 20022 Grid® Report for Endpoint Management and as a high performer in the G2 Grid Report for Zero Trust Networking.

©2022 Absolute Software Corporation. All rights reserved. ABSOLUTE, the ABSOLUTE logo, and NETMOTION are registered trademarks of Absolute Software Corporation or its subsidiaries. Other names or logos mentioned herein may be the trademarks of Absolute or their respective owners. The absence of the symbols ™ and ® in proximity to each trademark, or at all, herein is not a disclaimer of ownership of the related trademark.

Investor Relations
Joo-Hun Kim
IR@absolute.com
212-868-6760

Media Relations
Becki Levine
press@absolute.com
858-524-9443